

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Csaba Sverha
Chief Financial Officer
Fabrinet
One Nexus Way, Camana Bay
Grand Cayman
Cayman Islands
KYI-9005

> **Re: Fabrinet**
> **Form 10-Q for the Period Ended September 29, 2023**
> **File No. 001-34775**

Dear Csaba Sverha:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing